

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-Mail
Mr. Philip K. Marshall
Chief Executive Officer
Rick's Cabaret International, Inc.
10959 Cutten Road
Houston, Texas 77066

> **Re: Rick's Cabaret International, Inc.**
> **Form 10-K for the year ended September 30, 2012**
> **Filed December 14, 2012**
> **File No. 001-13992**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2012

Legal Proceedings, page 15

1. Please confirm that in future filings you will disclose the amount of relief sought in all material pending legal proceedings. Refer to Item 103 of Regulation S-K. We note on page 58 that you are a defendant relating to claims under the Fair Labor Standards Act and New York's wage and hour laws. We also note on that page that RCI Las Vegas and Rick's Cabaret International were sued by the lessor of its club in Las Vegas.

Non-GAAP Financial Measures, page 23

2. We note from your disclosure on page 23 that you believe the presentation of adjusted EBITDA provides a core operational performance measure. We also note that have reconciled this non-GAAP measure to operating income. Since you are using this non-

GAAP measure as a measure of operating performance the most comparable GAAP measure would be net income rather than operating income since adjusted EBITDA makes adjustments for items that are not included in operating income. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations regarding Non-GAAP financial measures maintained on the Commissions website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise future filings accordingly.

3. Also, we note that you disclose a reconciling item entitled "non-GAAP provision for income taxes" in the reconciliations of GAAP net income loss to non-GAAP net income loss and GAAP diluted net income loss per share to non-GAAP diluted net income loss per share. Please tell us and revise the disclosures on page 25 to explain how you calculated or determined the non-GAAP provision for income taxes. Refer to the guidance outlined in Question 102.11 of the Compliance and Disclosure Interpretations regarding Non-GAAP financial measures maintained on the Commissions website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk, page 33

4. We note the disclosure included on page 33 indicating that the only items applicable to this section are the put options which are reported in the balance sheet as derivative liabilities and temporary equity. However, we note from the disclosures included in Note F to the financial statements that the Company is exposed to interest rate risk posed by certain of its debt instruments that provide for variable interest rates. Please revise your quantitative and qualitative disclosures about market risk to provide the disclosures outlined in Item 305(a)(1) of Regulation S-K with respect to your exposure to interest rate risk.

Consolidated Balance Sheets, page 37

5. Please revise your consolidated balance sheets to provide separate disclosure of your recorded goodwill. Refer to the disclosure requirements outlined in ASC 350-20-45-1.

Note N. Discontinued Operations, page 66

6. We note the disclosure included on page 67 indicating that in August 2011, the Company sold 60% of the membership interest in the entity that previously operated the Rick's Cabaret in Austin Texas. We also note that as a result, the Company has deconsolidated the subsidiary and carried it as an equity method investment with the club recognized as a discontinued operation in the Company's financial statements. As the Company continues to hold a 40% equity investment in such entity, it appears that the Company has significant influence over such entity and therefore appears to have significant continuing involvement in the operations of such entity following disposal of the 60% interest. As a result, it does not appear that the operations of the entity meet the criteria for treatment as

discontinued operations outlined in ASC 205-20-45. If you continue to believe that this entity meets the criteria for treatment as discontinued operations in your financial statements, please explain in detail the basis for your conclusions. As part of your response, please explain the nature and amounts of any cash flows that are expected to be received or paid in connection with you remaining 40% interest in this entity. We may have further comment upon review of your response. Also, please tell us the amounts that have been reflected in the summary of the results of discontinued operations for this entity for all periods presented in the table included on page 67.

Quarterly Report on Form 10-Q for the Quarter ended December 31, 2012
Note 5. Goodwill and Other Intangibles, page 10

7. We note from the disclosure included in Note 5 that goodwill recognized in the Company's financial statements declined by $431,000 during the three months ended December 31, 2012. We also note from the disclosure in Note 8 that this reduction in goodwill related to the debt discount associated with the one-time non-interest bearing payment due to the seller of the Foster Clubs real estate due in twelve years of $650,000. As it appears that the debt discount related to the debt was associated with the purchase of the real estate where the Foster Clubs were located, rather than the acquisition of the Foster Clubs operations, please explain in further detail why you believe it was appropriate to reduce goodwill for the debt discount rather than the purchase price for the real estate acquired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Brown at (202) 551-3859, or, in his absence, Susan Block, at (202) 551-3210 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief